Exhibit 12

PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

		Year Ended December 31,
	YTD 9/08	2007	2006	2005	2004	2003

Earnings as defined:
Pretax income from continuing operations	$373,206	$431,251	$323,159	$281,657	$290,861	$316,144
Add: Fixed charges	147,156	311,377	264,672	263,516	266,231	270,051
Earnings as defined	$520,362	$742,628	$587,831	$545,173	$557,092	$586,195

Fixed charges:
Interest charges	$113,222	$180,230	$137,493	$144,835	$157,447	$160,914
Interest charges on life insurance policy borrowings	172	105,396	117,536	107,610	98,094	89,351
Interest component of operating leases	33,762	25,751	9,643	11,071	10,690	12,414
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—	7,372
Total fixed charges	$147,156	$311,377	$264,672	$263,516	$266,231	$270,051

Ratio of earnings to fixed charges
	3.5	2.4	2.2	2.1	2.1	2.2